

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2024

Carlos Sardinas
Chief Financial Officer
Laser Photonics Corp
1101 N. Keller Road, Suite G
Orlando , FL 32810

> **Re: Laser Photonics Corp**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **File No. 001-41515**

Dear Carlos Sardinas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing